[QUOVADX LETTERHEAD]
September 29, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-06
100 F Street
Washington, DC 20549
Attn: Stephen Krikorian and Melissa Walsh

Re:	Quovadx, Inc. (File No. 000-29273)
Original comment letter dated August 9, 2006
Subsequent comment letter dated September 20, 2006
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the quarter ended June 30, 2006
Dear Ms. Walsh and Mr. Krikorian:
On behalf of Quovadx, Inc. (the “Company”, “We”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission transmitted to Mr. Matthew T. Pullam on September 20, 2006 regarding the above referenced filings. Our responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments (which are in bold).
Staff Comment #1
You indicate in your response to prior comment number 2 in your letter dated August 29, 2006 that you accounted for the impact of the final purchase price allocation as a change in estimate. Tell us how you accounted for the difference between the amounts of amortization expense recognized based on the preliminary estimate of intangible assets and the amount of amortization expense that would have been recognized based on the final value assigned to the intangible asset during the allocation period.
Company response
Amortization expense was calculated based on the new net book value of the acquired software as established by an independent third-party appraisal completed in the fourth quarter of 2004. The change in amortization was

United States Securities and Exchange Commission
Division of Corporation Finance
September 29, 2006

accounted for prospectively. The net book value on the adjustment date was calculated based on the final valuation less amortization recorded up to the adjustment date. The remaining net book value was amortized from the adjustment date through the remaining life of the asset. The change in estimate of acquired software amortization was accounted for prospectively. As stated in our previous response letter, the Company did not account retrospectively for the change in values that resulted from the completion of the independent third party appraisal as it would be inappropriate under GAAP.
Staff Comment #2
We note your response to prior comment number 2 in your letter dated August 29, 2006. Further explain the nature of the adjustment to decrease goodwill by $2.3 million as a result of reconciliation of opening balances for other acquired assets and liabilities. Tell us why the initial allocation to these assets and liabilities was considered preliminary. Indicate why these adjustments do not represent a correction of an error.
Company response
The Rogue Wave Software acquisition was consummated on December 19, 2003. As a result, at the time of our 2003 Form 10-K filings the preliminary purchase price allocation was based on estimates and information available to us at that time. Since the acquisition was completed so late in Quovadx’s fiscal year, balances for certain asset and liability accounts and merger related expenses were based on preliminary estimates. The acquired entity was not on a calendar year-end. Also, audited financial statements were not completed for the acquired entity as of the acquisition closing date, meaning preliminary estimates of the opening balances made by Quovadx were reported. The Company intended to perform subsequent analyses and validation of these initial estimates, including a third-party valuation of fair values of identifiable assets. Our disclosure in the Form S-4/A filed on December 10, 2003 and the 2003 Form 10-K filings made it clear that our initial estimates were preliminary and subject to further analyses that may result in adjustments to the fair value of net assets acquired.
Subsequent information became available to the Company during the allocation period that was used to validate the preliminary estimates of the opening balances and the merger related expenses. In accordance with paragraph 36 of SFAS 38, rather than recording these adjustments as period expenses, the Company recorded them directly to goodwill as they were identified during the allocation period. As the operations of Rogue Wave Software were integrated during the course of 2004, the Company performed further analyses and validation of certain estimated liability amounts recorded on the preliminary opening balance sheet and determined that some balances were either overestimated or could not be validated. The cumulative effect of these

United States Securities and Exchange Commission
Division of Corporation Finance
September 29, 2006

adjustments resulted in a net reduction to the preliminary estimate of non-amortizing goodwill of $2.3 million.
In considering the initial allocation to these assets and liabilities as preliminary, the Company relied upon the following accounting literature from paragraph 36 of SFAS 38:
“If a business combination is consummated toward the end of an acquiring entity’s fiscal year or the acquired entity is very large or unusually complex, the acquiring enterprise may not be able to obtain some of the data required to complete the allocation of the cost of the purchased enterprise for inclusion in its next annual financial report. In that case, a tentative allocation might be made using the values that have been determined and preliminary estimates of the values that have not yet been determined. The portions of the allocation that relate to data that were not available subsequently are adjusted to reflect the finally determined amounts, usually by adjusting the preliminary amount with the corresponding adjustment of goodwill. The allocation period ends when the acquiring company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required will vary with circumstances, the allocation period should usually not exceed one year from the consummation of a business combination.”
Staff Comment #3
We note that your response to prior comment number 3 in your letter dated August 29, 2006. Please address how you considered the disclosure requirements in paragraphs 10 and 11 of SFAS 5 in regard to the stockholder class action complaint filed on November 14, 2001. We note that you are awaiting final approval of the settlement by the Court. If there is at least a reasonable possibility that a loss may have been incurred and the amount of the additional loss would be material to a decision to buy or sell your securities, then your disclosure should include either the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made.
Company response
With regard to the stockholder class action complaint filed on November 14, 2001 in connection with the Company’s February 2000 initial public offering and the related registration statement and prospectus, we note that the Company is one of more than 300 issuer defendants in the consolidated class action and that, as to the Company, all claims under Section 10b of the Securities Exchange Act of 1934 have been dismissed. The remaining claims relate to alleged misrepresentations in the disclosure relating to the underwriters’ plan of distribution. Since 2003, the Company has disclosed that the outcome of this

United States Securities and Exchange Commission
Division of Corporation Finance
September 29, 2006

action is not expected to result in a material adverse effect on its financial position, results of operations or liquidity (see, e.g., page 74 of 2005 Form 10-K), based on the settlement proposal approved by a committee of the Company’s Board of Directors. Specifically, under the terms of the settlement, in exchange for a $1 billion guaranteed recovery to be divided pro rata by participating issuer defendants and an assignment of claims that the issuer defendants may have against the underwriter defendants, the plaintiffs would dismiss with prejudice and release their claims against the issuer defendants, including the Company. The Company’s D&O insurance program covering these claims is expected to be sufficient to cover any share of the recovery that is ultimately allocated to the Company. As we have disclosed: on April 24, 2006, the court held a fairness hearing in connection with the motion for final approval of the settlement, but did not issue a ruling on the motion for final approval and, as a result, the settlement remains subject to a number of conditions, including final approval of the court. See page 26 of Form 10-Q filed April 28, 2006.
While we have historically disclosed that we do not expect the effect of the settlement to be material to the Company, to provide investors with more information on the settlement, in addition to the existing disclosure regarding the status of this litigation, we will include the following statement in future filings:
"Specifically, under the terms of the settlement, in exchange for a $1 billion guaranteed recovery to be divided pro rata by participating issuer defendants and an assignment of claims that the issuer defendants may have against the underwriter defendants, the plaintiffs would dismiss with prejudice and release their claims against the issuer defendants, including the Company. The Company’s D&O insurance program covering these claims is expected to be sufficient to cover any share of the recovery that is ultimately allocated to the Company.”
Please do not hesitate to contact me at (720) 554-1212 if you have any questions regarding the foregoing responses.

Very truly yours, Matthew T. Pullam Executive Vice President, Chief Financial Officer and Treasurer